Exhibit 4.3

Rayonier Advanced Materials Inc.

Inducement Leveraged Performance Unit Award Agreement

This Leveraged Performance Unit Award Agreement (this “Award Agreement”) is entered into by and between Rayonier Advanced Materials Inc., a Delaware corporation (the “Company”), and Daniel Krawczyk (the “Participant”), effective as of June 23, 2026 (the “Effective Date”). This award is not made pursuant to the terms of the Rayonier Advanced Materials Inc. 2023 Incentive Stock Plan, as amended (the “Plan”); nevertheless, certain provisions of the Plan are incorporated herein by reference, as provided below.

W I T N E S S E T H :

WHEREAS, the Compensation and Management Development Committee of the Board of Directors of the Company (the “Committee”), desires to advance the best interests of the Company by recognizing the responsibilities and expected contributions of the Participant;

WHEREAS, the Committee has determined that it is appropriate to grant the Participant a performance-based stock award in the form of Leveraged Performance Units (“LPUs”), subject to all terms and conditions of this Award Agreement, including Schedule A, the Plan, and any appendix hereto (collectively the “Award”); and

WHEREAS, the Committee has approved this Award as an “employment inducement award” pursuant to NYSE Rule 303A.08 (or any successor provision) in connection with the Participant’s commencement of employment as President and Chief Executive Officer of the Company, and therefore not as part of the Plan or any stockholder-approved equity incentive plan of the Company.

WHEREAS, this Award Agreement is intended to evidence the terms and conditions of such inducement award.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties agree as follows:

1.     Definitions

All capitalized terms used herein that are not expressly defined in this Award Agreement or by explicit cross-reference to another plan or agreement shall have the same meaning set forth in the Plan, a copy of which has been provided to Participant.

2.     Award of Stock; Vesting

(a)      Stock Awarded. Participant is hereby awarded 202,184 LPUs as of the Effective Date, representing the Participant’s target inducement award, subject in all respects to the terms and conditions of this Award Agreement, including Schedule A and the Plan. Each LPU represents the right to receive one share of the Company’s common stock, par value $0.01 per share (the “Stock”), if earned.

(b)      Vesting. Participant shall become vested with respect to, and thereupon have a non-forfeitable right to, the shares of Stock underlying the LPUs granted pursuant to Section 2(a) subject to the terms and conditions of this Award Agreement and based on achievement of the performance objectives measured over the specified Performance Period, as set forth in Schedule A, which is incorporated into and made part of this Award Agreement. Any LPUs earned based on achievement of the performance objectives will vest on the third anniversary of the Effective Date, or if later upon the Committee’s certification of performance results and the number of earned LPUs, if any (the “Vesting Date”); provided that, Participant shall have remained continuously in the employ of the Company (or any Participating Company) from the Effective Date through the Vesting Date, except as provided in Section 2(c). Vested shares will be delivered on or promptly following the Vesting Date, with delivery of such shares to occur no later than fifteen (15) calendar days following the Vesting Date.

(c)      Termination of Employment. (i) Except as otherwise determined by the Committee in its sole discretion consistent with the provisions of Section 6(b) or Section 8(h) of the Plan, if Participant's employment with the Company or any Participating Company, as applicable, is terminated for any reason before the Vesting Date, then all of the LPUs subject to this Award Agreement, and all dividend equivalents and accrued earnings thereon, if any, shall immediately be forfeited to the Company, and Participant shall have no further rights to such LPUs, the underlying shares of Stock or any dividend equivalents or accrued earnings thereon from and after the date of such termination. Notwithstanding the foregoing, (a) if Participant’s employment is involuntarily terminated without Cause (as defined in the Company’s Non-Change in Control Executive Severance Plan (the “Non-CIC Plan”)), the terms set forth below in Section 2(c)(ii) shall apply to this Award, and (b) in the event of a Change in Control (as defined in the Company’s Amended and Restated Executive Severance Pay Plan (the “CIC Plan”)), the terms set forth below in Section 2(c)(iii) shall apply to this Award. If any portion of the Award vests under Sections 2(c)(ii) or (iii) below, the Participant shall also be entitled to any accrued dividend equivalents and interest thereon pursuant to Section 3(c) below.

(ii)     In the event of Participant’s termination of employment by the Company without Cause, where such termination does not qualify as a Qualifying Termination under the CIC Plan, then the Performance Period shall be deemed to end as of the date of the termination and the Participant shall receive, within sixty (60) days following the date of termination, payout of the Award based on actual performance achievement during the Performance Period through the date of the termination (i.e., performance achievement shall be determined based on the average of the closing market price of the Stock on the last 20 trading days prior to the date of termination), and any such payout shall be prorated based on the number of full calendar months and any fraction thereof that Participant is employed as President and Chief Executive Officer during the Performance Period. Notwithstanding the foregoing to the contrary, the Participant shall be entitled to the benefit provided under Section 3.3 of the Non-CIC Plan in lieu of the benefit provided in this Section 2(c)(ii) if Section 3.3 of the Non-CIC Plan affords the Participant a greater benefit than this Section 2(c)(ii).

(iii)      In the event of a Change in Control, the Award shall be treated as follows:

(a)     If this Award is assumed by the surviving entity or otherwise equitably converted or substituted in connection with a Change in Control and within two years after the effective date of the Change in Control, Participant’s employment is terminated and such termination is a Qualifying Termination (as defined in the CIC Plan), then: (1) if the Performance Period is more than 50% completed at the date of the Qualifying Termination, the Performance Period shall be deemed to end as of the date of the Qualifying Termination and the Participant shall receive, within sixty (60) days following the date of the Qualifying Termination, the greater of: (x) payout of the Award based on actual performance achievement during the Performance Period through the date of Qualifying Termination (i.e., performance achievement shall be determined based on the average of the closing market price of the Stock on the last 20 trading days prior to the date of termination) and (y) payout of the Award at target; and (2) if the Performance Period is not more than 50% completed at the date of the Qualifying Termination, the Participant shall receive, within sixty (60) days following the date of the Qualifying Termination, payout of the Award at target.

(b)     If this Award is not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the Change in Control, (1) if the Performance Period is more than 50% completed at the date of the Change in Control, the Performance Period shall be deemed to end as of the date of the Change in Control and the Participant shall receive, within sixty (60) days following the date of the Change in Control, the greater of: (x) payout of the Award based on actual performance achievement during the Performance Period through the date of the Change in Control (i.e., performance achievement shall be determined based on the average of the closing market price of the Stock on the last 20 trading days prior to the date of the Change in Control)and (y) the Award at 100% of target performance; and (2) if the Performance Period is not more than 50% completed at the date of the Change in Control, the Participant shall receive, within sixty (60) days following the date of the Change in Control, payout of the Award at target.

(iv) Payout of the Award pursuant to Section 2(c) is contingent upon Participant’s execution and non-revocation of a waiver and full release of claims against the Company.

(d)      Withholding Taxes. On the Vesting Date, or at any other time when withholding is required under the Code or under the applicable provisions of any Applicable Law, including any federal, provincial, state or local law, relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of Participant, the Company shall have the right to require Participant to pay to the Company the amount of taxes that the Company is required to withhold as a condition precedent to the payment of the Award. In the Committee’s discretion, the Company shall have the right to retain, or sell without notice, a sufficient number of shares of Stock underlying the then vesting LPUs held by Participant to cover the amount required to be withheld, or to withhold such amount from any other amounts due to Participant by the Company, subject to Applicable Law. The Committee may, in its discretion, require or permit Participant to elect, subject to such conditions as the Committee shall impose, (i) to have shares of Stock otherwise issuable pursuant to the Award withheld by the Company or (ii) to deliver to the Company previously acquired shares of Stock (through actual tender or attestation), in either case for the greatest number of whole shares having a Fair Market Value on the date immediately preceding the Vesting Date not in excess of the amount to be used for tax withholding, in the Committee’s discretion, subject to Applicable Law. The Company may deduct from all dividend equivalents paid with respect to vested LPUs granted hereunder, and from any earnings deemed accrued thereon as hereinafter provided, the amount of taxes, if any, that the Company is required to withhold with respect to such amounts.

3.      Restrictions; Stockholder Rights; Dividends

(a)      Sale; Exchange, etc. Participant acknowledges and agrees that prior to the Vesting Date the LPUs are subject to a restriction against sale, exchange, hypothecation, assignment, transfer (including by gift), pledge or other encumbrance (each, a “Transfer”), except as provided in Section 17(f) of the Plan with the prior written consent of the Committee, which consent shall require of the proposed transferee an undertaking to be bound by the terms of this Award Agreement, including forfeiture upon the termination of the employment of Participant before the Vesting Date. Any Transfer of vested LPUs shall only be undertaken in compliance with Applicable Law, including applicable securities laws and Company policies. Participant acknowledges that Participant will continue to be subject to any applicable provisions of the Plan, including without limitation Sections 15 and 16 of the Plan, notwithstanding the vesting or Transfer of any such LPUs.

(b)      Stockholder Rights. Participant, as the owner of LPUs granted hereunder, shall not have any rights of a stockholder, including but not limited to, the right to vote or, subject to Section 3(c) below, the right to receive dividends until the issuance of Stock to Participant in respect of such Award.

(c)      Dividend Equivalents.

(i)      Dividends. In the event a cash dividend is declared and paid with respect to the Stock while the LPUs are outstanding and unvested, then following the Vesting Date, Participant shall be entitled to payment of (a) dividend equivalents with respect to any shares of Stock earned and paid pursuant to this Award Agreement, and (b) accrued interest with respect to any such dividend equivalents, with such interest calculated in accordance with Section 3(c)(ii) below. Any dividend equivalents, plus any accrued interest, that are earned pursuant to this Award shall be paid in cash on the Payout Date (as defined in Section 3(c)(iii) below). For purposes of clarity, dividend equivalents shall only be paid to the extent any shares of Stock are earned and paid pursuant to the terms of this Award Agreement, and in the event no shares of Stock are so earned or paid, then Participant will not be entitled to payment of any dividend equivalents or accrued earnings with respect to this Award.

(ii)      Interest on Withheld Cash Dividends. Participant shall be credited and paid a cash amount equal to the amount of interest that would have accrued on all dividend equivalents earned under Section 3(c)(i) and paid in cash in respect of Stock vested on the Vesting Date, had (a) all shares of Stock earned pursuant to this Award been outstanding since the Effective Date and (b) all such dividend equivalents earned interest at a rate equal to prime rate as reported in the Wall Street Journal, adjusted and compounded annually, from the date such cash dividends were paid by the Company on the Stock.

(iii)      Payout Date. The date of payment to Participant (the “Payout Date”) of dividend equivalents and accrued earnings thereon, if any, shall be not later than fifteen (15) days following the Vesting Date.

(iv)      Unfunded Obligation. Insofar as this Section 3(c) provides for payments to Participant in cash, this obligation shall be unfunded and, in particular, the Company shall not be obligated to segregate amounts in respect of the dividend equivalents earned on the Stock or any amount in respect of interest deemed to accrue hereunder. Although bookkeeping accounts may be established with respect to Participant by virtue of the operations of this Section 3(c), any such accounts are merely a bookkeeping convenience. Any liability of the Company to Participant shall be based solely upon the contractual obligation arising under this Award Agreement.

(d)      Post-Vesting Holding Requirement. Notwithstanding anything in this Award Agreement to the contrary, any shares of Stock issued to the Participant upon vesting and settlement of this Award, net of shares withheld to satisfy tax withholding obligations, may not be sold, transferred, pledged, hedged, or otherwise disposed of for a period of one (1) year following the Vesting Date (the “Holding Period”), except in the event of vesting pursuant to Section 2(c) of this Award Agreement or as otherwise permitted by the Committee or required by law. The Company may impose stop-transfer instructions or other restrictions as it deems appropriate to enforce this Holding Period.

4.      Conformity with Securities Laws

The grant of LPUs hereunder (and any transfers thereof) is subject to compliance with all applicable securities laws. Participant hereby represents to the Company that Participant is acquiring the LPUs, and any underlying shares of Stock to which Participant may become entitled upon vesting of such LPUs, for investment purposes only and not with a view to the distribution thereof. The book entries or certificates, as applicable, representing Stock issued by the Company pursuant to this Award Agreement may reflect or bear a legend describing the restrictions on resale thereof under applicable securities laws, and stop transfer orders with respect to any such shares may be entered in the stock transfer records of the Company.

5.      Miscellaneous

(a)      Assignments and Transfers. The rights and interests of Participant under this Award Agreement may not be assigned, encumbered or transferred, except as provided for in this Award Agreement.

(b)      No Right to Employment. Neither this Award Agreement nor any action taken hereunder shall be construed as giving Participant any right to be retained in the employ of any Participating Company.

(c)      Headings. The headings contained in this Award Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Award Agreement.

(d)      Code Section 409A. Although the Company does not guarantee to Participant any particular tax treatment relating to the Award, it is intended that the Award be exempt from Code Section 409A and the regulations and guidance promulgated thereunder, specifically including the short-term deferral exception set forth in Treasury Regulation Section 1.409A-1(b)(4), and this Award Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. Notwithstanding anything herein to the contrary, in no event shall the Company be liable for any additional tax, interest or penalties that may be imposed on Participant by virtue of Code Section 409A or any damages for failing to comply with Code Section 409A.

(e)      Choice of Law; Venue. This Award and Award Agreement will be interpreted and construed in accordance with and governed by the laws of the State of Florida (other than its conflict of law principles). Participant consents to the exclusive venue and jurisdiction of the state and federal courts located in Florida and waives any objection based on lack of jurisdiction or inconvenient forum.

(f)      Clawback. The Award and any shares of Stock delivered pursuant to the Award are subject to forfeiture, recovery by the Company or other similar action pursuant to any applicable clawback or recoupment policy of the Company, as may be in effect from time to time, or as otherwise required by law.

(g)      Amendment; Waiver. This Award Agreement may be amended or modified at any time by an instrument in writing signed by the parties to this Agreement. The failure of the Company to enforce at any time any provision of this Award Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

(h)      Electronic Delivery and Acceptance. The Company may, in its sole discretion, elect to deliver any documents related to this Award Agreement by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to the use an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(i)      No Advice Regarding Award. The Company is not providing any tax, legal or financial advice with respect to this Award, nor is the Company making any recommendations regarding Participant’s acquisition or sale of the underlying shares of Stock. Participant is hereby advised to consult with his or her personal tax, legal and financial advisors regarding this Award Agreement before taking any action related to this Award Agreement.

6.      Plan Provisions

Notwithstanding that the LPUs subject to this Award Agreement have been granted outside the terms of the Plan, certain provisions of the Plan are incorporated herein by reference and shall be applied as determined by the Committee in its sole discretion. In addition to the Plan provisions specifically set forth above in this Award Agreement, such Plan provisions include the following: Section 8 (Performance-Based Awards); Section 9 (Certificates for Awards of Stock); Section 10 (Change in Control); Section 11 (Beneficiary); Section 12 (Administration of the Plan); Section 14 (Adjustments in Event of Change in Common Stock and Change in Control); Section 15 (Clawback Policy); Section 16 (Conditions Subsequent); Section 17 (Miscellaneous) and Section 18 (Provisions Related to Code Section 409A).

IN WITNESS WHEREOF, the undersigned have caused this Award Agreement to be executed and delivered on the Effective Date first above written.

PARTICIPANT	RAYONIER ADVANCED MATERIALS INC.

Sign personalized document	Sign personalized document

Name:	/s/ Daniel M. Krawczyk	By:	/s/ Lise Gingras
	Daniel M. Krawczyk	Lise Gingras
Vice President, Human Resources

Schedule A

Krawczyk Inducement Grant - Leveraged Performance Units

This Schedule A is part of, and subject to the terms and conditions of, an Award Agreement evidencing this Award of Leveraged Performance Units ("LPUs"). The Award Agreement, including this Schedule A, is subject to the terms and conditions of the Rayonier Advanced Materials Inc. 2023 Incentive Stock Plan, as amended (the “Plan”).

Performance Period: The three-year period beginning on the Effective Date, as defined in the Award Agreement, and ending on the third anniversary of the Effective Date.

Target LPUs: The target number of LPUs awarded will be determined by dividing the award value of

$1,750,000 by the average of the closing market price of RYAM stock on the 20 trading days preceding the LPU grant date (the “grant date share price”).

Objective and Payout Ranges: The actual number of LPUs earned will be based on share price growth from the “grant date share price” compared against the “measurement date share price” which will be determined based on the average of the closing market price of the Stock on the last 20 trading days of the Performance Period.

The following table reflects the payout range of these LPUs:

Performance Requirement	Stock Price Growth from Grant Date Share Price to Measurement Date Share Price	% of LPU Target Earned
Threshold	25%	50%
Target	50%	100%
Maximum	100%	250%

Results are interpolated between threshold and target, and target and maximum. Any result lower than 25% stock price growth will result in no payout. Earned LPUs are paid out in Stock upon the Vesting Date, as defined in the Award Agreement. The number of earned LPUs will be subject to a value cap of 15X the initial grant value. Vested shares will be delivered on or promptly following the Vesting Date, with delivery of such shares to occur no later than fifteen (15) calendar days following the Vesting Date. Net shares received upon vesting (after applicable tax withholding) will be subject to a one-year holding requirement post-vesting under the circumstances set forth in the Award Agreement.